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                          May 26, 2020

       Douglas Kennedy
       Chief Executive Officer
       Peapack-Gladstone Financial Corporation
       500 Hills Drive, Suite 300
       Bedminster, NJ 07921

                                                        Re: Peapack-Gladstone
Financial Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 14, 2020
                                                            File No. 333-238267

       Dear Mr. Kennedy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Susan
Block at 202-551-3210 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance